March 19, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Mr. Bryan Pitko, Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Indevus Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2007

File No. 000-18728

Dear Mr. Rosenberg and Mr. Pitko:

On behalf of Indevus Pharmaceuticals, Inc. (the “Company”), set forth below are the responses of the Company to the letter dated March 5, 2008, from you to Michael W. Rogers, Chief Financial Officer of the Company (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”).

Our responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Item 1.	Business

Agreements, Page 13

SEC Comment:

1. For each agreement, revise to disclose the following information:

•	The amounts paid/received to date;

•	Aggregate potential payments;

•	Minimum purchase agreements;

•	Term and termination provisions; and

•	All other material terms.

Mr. Jim B. Rosenberg

March 19, 2008

Company Response:

1. The Company believes that its descriptions of the agreements under the Section entitled “Agreements” in Item 1 of the Form 10-K include all material terms and are in compliance with the requirements of Form 10-K and Item 101 of Regulation S-K. Nevertheless, in future Form 10-K filings commencing with the Form 10-K for the fiscal year ending September 30, 2008, in response to the Staff’s comment, the Company will provide additional disclosure and Exhibit 1 to this letter contains an example to illustrate how such additional disclosure might look. The Exhibit is the actual “Agreements” section from the Company’s 2007 Form 10-K, “marked” to show the revisions thereto.

Please note that disclosures of payments the Company has made or has received to date under the agreements with The Population Council, Shire Pharmaceuticals Group plc, Paligent, Inc. and pertaining to Hydron Technology, have not been included in Exhibit 1 and not material.

Please also note that with regards to future periods and filings, certain agreements contained in Exhibit 1 may not be discussed due to such agreements then being immaterial.

Please note that in the Exhibit 1 we excluded certain commercial and financial information from the related disclosure due to the information being subject to confidential treatment requests we filed with the Commission. Some of the redacted information relates to areas subject to your comment, including potential payments. The material agreements subject to confidential treatment are indicated as such on the Exhibit List to the 2007 Form 10-K and some of the confidential treatment requests and related agreements applicable to the enhanced disclosure are listed below for your convenience.

Form 10-K Exhibit #	Agreement	CTR Submission Date

10.170	Amended and Restated License, Commercialization and Supply Agreement executed September 18, 2007 between the Registrant and Esprit Pharma, Inc.	December 12, 2007

10.113	License Agreement effective as of November 26, 1999 between Madaus AG and Interneuron Pharmaceuticals, Inc.	December 28, 1999

10.159	License and Supply Agreement by and between the Registrant and Madaus GmbH dated on or about November 3, 2006	December 7, 2006

10.160	Amendment and Agreement by and between the Registrant and Madaus GmbH dated on or about November 3, 2006	December 7, 2006

10.130	Development and License Agreement dated March 11, 2003 between Registrant and Shire Laboratories Inc. (n/k/a Supernus Pharmaceuticals, Inc.)	May 13, 2003

Mr. Jim B. Rosenberg

March 19, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

SEC Comment:

2. Revise your disclosures related to estimates of items that reduce gross revenue such as reserves for returns and allowances as follows:

•	Disclose the nature and amount of each accrual at the balance sheet date.

•	Disclose the factors that you consider in estimating each accrual

•	Disclose the major terms of material arrangements/agreements

•	Disclose a roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision: related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made incurrent period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Company Response:

2. The Company has reviewed its reserves for returns and allowances pertaining to the fiscal years presented in our 2007 Form 10-K and determined that such amounts recorded by us were not material enough to require additional disclosure. The provision recorded by us for items that reduce gross revenue was less than 5% of total product revenue in fiscal 2007 and less in prior fiscal years. The reserve balance was approximately 1% of current liabilities at September 30, 2007. In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending September 30, 2008 or Form 10-Q for the period ending March 31, 2008, provided the disclosure is material to the period being reported, we will provide enhanced disclosure in the MD&A, Results from Operations related to estimates of items that reduce gross revenue.

SEC Comment:

3. Please revise the disclosure to clarify why accounts receivable and inventory have increased significantly, but product sales have decreased.

Mr. Jim B. Rosenberg

March 19, 2008

Company Response:

3. The primary cause of the changes in accounts receivable and inventory from September 30, 2006 and September 30, 2007 relate to our acquisition of Valera Pharmaceuticals in April 2007 and not to the change in product revenue, which is described in results of operations. Valera-related accounts receivable and inventory at September 30, 2007 was approximately $2.9 million and $6.2 million, respectively. Our acquisition of Valera is discussed throughout the MD&A in the 2007 Form 10-K. We will continue to properly disclose the acquisition of Valera in future filings, as well as other reasons that may have led to any material changes in accounts receivable and inventory, as well as provide clarification with respect to associated changes in product sales.

Liquidity and Capital Resources, page 60

Analysis of cash flows, page 61

SEC Comment:

4. Please revise the disclosure to address material changes in the underlying drivers such as where the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. In discussing liquidity, explain large changes appearing on the statement of cash flows such as the $30,887 of cash provided by deferred revenues in the year ended September 30, 2007 compared to the $14,834 of cash used for deferred revenues in the year ended September 30, 2006. Discuss the underlying reasons for all such significant changes presented.

Mr. Jim B. Rosenberg

March 19, 2008

Company Response:

4. In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending September 30, 2008 or Form 10-Q for the period ending March 31, 2008, provided the disclosure is material to the period being reported, we will revise our disclosures to address material changes in the underlying drivers pertaining to liquidity and capital resources and analysis of cash flows. Exhibit 4 contains an example to illustrate how such enhanced disclosure may look. The Exhibit is the actual related section from the 2007 Form 10-K marked to show the revisions thereto.

Item 13.	Certain Relationships and Related Transactions and Director Independence, page 67

SEC Comment:

5. We note your disclosure in Note P in the Notes to the Financial Statements on page F-28 of your 10-K that you have or had agreements with certain directors and an officer to provide technical and consulting services. According to this disclosure, you owed or paid $857,000 in fiscal 2007, $357,000 in fiscal 2006 and $400,000 in fiscal 2005. Please revise your disclosure to identify the related parties referred to in these agreements and the policies and procedures relied upon to review, approve, and ratify the transactions as required by Item 404 of Regulation S-K. Additionally, tell us why you have not filed these agreements as exhibits. Refer to Item 601(b)(1)(ii)(A) of Regulation S-K.

Company Response:

5. Our Corporate Secretary is not a director, executive officer or employee of the Company. Our Corporate Secretary is merely a statutory officer and is an attorney associated with a law firm that provides us with legal services. All related amounts in each fiscal year presented reflect payments to such law firm. There were no payments to any directors in the periods presented. In future Form 10-K and 10-Q filings, including our Form 10-K for the period ending September 30, 2008 or other filings if disclosure is required earlier, we will revise our related party note to properly describe such payments. The below example is the actual Note P. from the 2007 Form 10-K marked to show the revisions thereto and illustrate how such enhanced disclosure may look.

“Note P. Related Party Transactions

The Company’s Corporate Secretary is not a director, executive officer or employee of the Company, but is merely a statutory officer. The Company has engaged a law firm to provide legal and other consulting services and the Company’s Corporate Secretary is associated with such law firm. Total amounts due or paid pursuant to the arrangement with such law firm were approximately $858,000, $357,000 and $400,000 in fiscal 2007, 2006 and 2005, respectively.”

Mr. Jim B. Rosenberg

March 19, 2008

In addition, we believe that the related party services described in Note P in the 2007 Form 10-K, and the related policies and procedures relied upon to review, approve, and ratify such services, are not required to be disclosed under Item 404 of Regulation S-K because none of the related transactions pertain to an executive officer or other applicable person under Item 404 of Regulation S-K.

Further, we have not filed a description of the arrangement with the law firm as an exhibit to the Form 10-K because we believe that the arrangement is immaterial in amount and significance.

Consolidated Financial Statements

B. Summary of Significant Accounting Policies

Inventory, page F-9

SEC Comment:

6. Please revise your accounting policy to disclose a description of the nature of the cost elements capitalized in inventories, e.g., labor, overhead.

Company Response:

6. In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending September 30, 2008 or Form 10-Q for the period ending March 31, 2008, provided the disclosure is material to the period being reported, we will revise our accounting policy disclosures to provide a description of the nature of the cost elements capitalized in inventories. The following is an example to illustrate how such enhanced disclosure may look in such future filings and the revisions are underlined.

“Inventory: Inventories are stated at the lower of cost or market with cost determined under the first in, first out (“FIFO”) method. Included in inventory costs are materials, drug costs, direct labor and manufacturing overheads that include facilities costs and indirect manufacturing costs. The Company expenses costs related to inventory until such time as it receives approval from the FDA to market a product, at which time the Company commences capitalization of costs relating to that product.”

Mr. Jim B. Rosenberg

March 19, 2008

Revenue Recognition. page F-10

SEC Comment:

7. Please revise your revenue recognition policy to address how your development committee participation obligations for the Madaus agreement impact the policy.

Company Response:

7. In future Form 10-K and 10-Q filings, commencing with our Form 10-Q for the period ending March 31, 2008, we will enhance our revenue recognition policy disclosure to address how development or steering committee participation obligations are evaluated by management in determining whether the committee is participatory or protective. The enhanced disclosure will be found in the notes to the financial statements and in MD&A under significant accounting policies. Exhibit 7/8 contains an example to illustrate how enhanced disclosure regarding how committee participation is addressed when evaluating agreements under EITF 00-21 may look. The enhanced disclosure is underlined and preceded by an Item 7 identifier. Such exhibit is the actual related section from the notes to the financial statements in the 2007 Form 10-K marked to show the revisions thereto. Please see response to Comment 9 regarding our revenue recognition for the Madaus agreement.

SEC Comment:

8. Revise your deferred revenue policy here and in the MD&A to indicate to what extent and how you use any type of systematic method to recognize revenue that has been deferred.

Company Response:

8. In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending September 30, 2008 or Form 10-Q for the period ending March 31, 2008, provided the disclosure is material to the period being reported, we will enhance our deferred revenue policy disclosure to indicate to what extent and how we use any type of systematic method to recognize revenue that has been deferred. The enhanced disclosure will be found in the notes to the financial statements and in MD&A under significant accounting policies. Exhibit 7/8 contains an example to illustrate how the enhanced disclosure may look in future filings. The new section is underlined and preceded by an Item 8 identifier. Such exhibit is the actual related section from the 2007 Form 10-K marked to show the revisions thereto.

Mr. Jim B. Rosenberg

March 19, 2008

Q. Product Agreements

SANCTURA and SANCTURA XR, page F-28

SEC Comment:

9. You state on page F-30 that you are unable to determine the term of your performance obligations to provide know-how under the Madaus agreement. Please revise to disclose your performance obligations and why you are unable to determine the term. Also, please tell us why you believe your revenue recognition policy is appropriate since it appears you may have an indefinite performance obligation which may preclude revenue recognition.

Company Response:

9. In November 2006, we entered into (i) a License and Supply Agreement and (ii) an amendment to its original license agreement with Madaus (collectively, the “Madaus Agreements”). Under the Madaus Agreements, we agreed to (a) purchase from Madaus all required trospium active pharmaceutical ingredient through November 2007 (b) license Madaus the rights to sell SANCTURA XR in all countries outside of the United States (the “Madaus Territory”) except Canada, Japan, Korea and China (the “Joint Territory”), (c) pay to Madaus a fee based on the number of capsules of SANCTURA XR sold by us in the U.S. through the earlier of August 23, 2014 or upon generic formulations achieving a predetermined market share, (d) supply SANCTURA XR to Madaus for a specified period of time (e) provide development committee support for a defined period and (f) provide future know-how to Madaus.

In exchange, Madaus (a) waived all rights to manufacture SANCTURA XR, (b) will purchase SANCTURA XR from us at cost plus a fee based on the number of SANCTURA XR capsules sold by them in the Madaus Territory and (c) will make payments upon the achievement of certain commercial milestones and royalties based on future sales of SANCTURA XR in the Madaus Territory. Certain of the milestone and royalty payments will represent royalty and milestone payments due to Supernus from Indevus under the Supernus Agreement. The Company and Madaus will share the economics of development and commercialization in the countries in the Joint Territory. If either party decides not to pursue development and commercialization of SANCTURA XR in any country in the Joint Territory, the other party has the right to develop and commercialize SANCTURA XR in that country.

The Madaus Agreements have been combined for accounting purposes and we evaluated the multiple deliverables in accordance with the provisions of EITF 00-21. Our obligation to supply SANCTURA XR to Madaus expires upon termination of the first agreement with a third party

Mr. Jim B. Rosenberg

March 19, 2008

manufacturer for the production of bulk product that we entered into after November 3, 2006 and our obligation to provide product development committee support expires on the earlier of (i) November 3, 2011, or (ii) the expiration of our obligation to supply SANCTURA XR to Madaus. As of September 30, 2007, we determined that we were unable to determine the term of our performance obligation to provide future know-how under the Madaus Agreements, accordingly $0.4 million received from Madaus was recorded as deferred revenue. We acknowledge the importance of evaluating ongoing scientific and business developments, including entering into new agreements, that may likely provide incremental information that will allow us to determine a reasonable performance period of the know-how obligation and/or to determine that such obligation has or will become an inconsequential obligation. We will appropriately incorporate such new information into our assessment of the performance period for this arrangement and at such time will commence recognizing revenue, according to our revenue recognition policy, over the performance period.

In future Form 10-K and 10-Q filings, commencing with our Form 10-K for the period ending September 30, 2008 or Form 10-Q for the period ending March 31, 2008, provided the disclosure is material to the period being reported, we will enhance our disclosure of the Madaus Agreement. Exhibit 9 contains an example to illustrate how the enhanced disclosure may look in future filings. The new section is underlined. Such exhibit is the actual related section from the 2007 Form 10-K marked to show the revisions thereto.

Mr. Jim B. Rosenberg

March 19, 2008

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 781-861-8444 or our attorney, Josef B. Volman, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3895 with any comments and questions you may have.

Very truly yours,

/s/ Michael W. Rogers
Michael W. Rogers

cc:	Josef B. Volman, Esq.

EXHIBIT 1

AGREEMENTS

SANCTURA and SANCTURA XR

Allergan and Esprit

In September 2007, we entered into an Amended and Restated License, Commercialization and Supply Agreement with Esprit, which re-defined the obligations of each party and superseded all previous agreements, (the “Allergan Agreement”). On October 16, 2007, the effective date of the Allergan Agreement, Allergan also acquired Esprit resulting in Esprit being a wholly-owned subsidiary of Allergan. Upon effectiveness of the Allergan Agreement, we received an up-front license fee, partially creditable by Allergan against future payments to us, of $25 million, and $8 million as payment of the supply price for future deliveries of SANCTURA XR subject to purchase orders issued by Allergan. The Allergan Agreement also grants us the right to receive a fixed percentage of net sales for the term of this Agreement, subject to increasing annual minimum royalties aggregating up to approximately $123 million for the first seven years of this Agreement, provided there is no product adverse event, as defined in the Allergan Agreement. In addition, we will receive approximately $9 million in annual sales force subsidy for fiscal year 2008 which can be extended for six months at our option. We may also receive a payment of $20 million related to a long-term commercialization milestone related to generic competition. Lastly, all third-party royalties paid by us as a result of existing licensing, manufacturing and supply agreements associated with sales of SANCTURA and SANCTURA XR as of October 16, 2007 will be reimbursed to us by Allergan. We will manufacture and supply SANCTURA XR to Allergan at our cost through approximately June 30, 2008 and SANCTURA through September 30, 2012. The Allergan Agreement expires on the later of the twelfth annual anniversary of the launch of SANCTURA XR or the last to expire patent covering SANCTURA XR in the United States. Either party may also terminate the Allergan Agreement under certain customary conditions of breach.

The Allergan Agreement superseded all previous agreements with Esprit or its predecessors pertaining to SANCTURA and SANCTURA XR as follows. In April 2004, we entered into a license, commercialization and supply agreement with PLIVA through its specialty-branded subsidiary, Odyssey, for the U.S. commercialization of SANCTURA for OAB (the “SANCTURA Agreement”). In May 2005, we, PLIVA and Esprit entered into an Amendment and Consent Agreement (the “Amendment and Consent Agreement”), which became effective as of July 1, 2005, pursuant to which we amended certain provisions of the SANCTURA Agreement and consented to the acquisition by Esprit of the rights to market SANCTURA in the U.S. from PLIVA and the assumption by Esprit of PLIVA’s obligations under the SANCTURA Agreement. Except if the context indicates otherwise, all references in this Form 10-K to the SANCTURA Agreement shall mean the SANCTURA Agreement, as amended by the Amendment and Consent.

Collectively through September 30, 2007 and pursuant to all agreements between us and PLIVA, Esprit and Allergan, we have received approximately $300 million in the form of up front and milestone payments, royalties, sales force reimbursements and payments for product shipped to our marketing partners at our cost to manufacture.

Madaus

In November 1999, we entered into an agreement with Madaus under which we licensed exclusive rights under Madaus’ patents and know-how to develop and market certain products, including SANCTURA in the United States. In exchange for these rights, we agreed to pay Madaus potential regulatory and sales milestone payments and royalties on net sales of the licensed products or, if sublicensed by us, a portion of royalties received by us from our sublicensee on net sales of the licensed product by the sublicensee, in lieu of royalty payments. We are responsible for all clinical development and regulatory activities and costs related to licensed products in the United States. The agreement expires on the tenth annual anniversary of the launch of SANCTURA XR provided either party may also terminate this agreement under certain customary conditions of breach. Through September 30, 2007, we have paid Madaus approximately $5.8 million pursuant to this agreement. In December 2002, we entered into a manufacturing agreement with Madaus under which Madaus produces and sells to us commercial quantities of SANCTURA in bulk form.

In November 2006, we entered into the Madaus Agreements. Under the Madaus Agreements, we agreed to (a) purchase from Madaus all required trospium active pharmaceutical ingredient for production of SANCTURA XR through November 2007 (b) license Madaus the rights to sell SANCTURA XR in all countries outside of the U.S. (the “Madaus Territory”) except Canada, Japan, Korea and China (the “Joint Territory”), (c) pay to Madaus a fee based on the number of capsules of SANCTURA XR sold by us in the U.S. through the earlier of August 23, 2014 or upon generic formulations achieving a predetermined market share, (d) supply SANCTURA XR to Madaus for a specified period of time (e) provide development committee support for a defined period and (f) provide future know-how to Madaus. In exchange, Madaus (a) waived all rights to manufacture SANCTURA XR, (b) will purchase SANCTURA XR from us at cost plus a fee based on the number of SANCTURA XR capsules sold in the Madaus Territory, and (c) will make payments upon the achievement of certain commercial milestones and royalties based on future sales of SANCTURA XR in the Madaus Territory. Certain of the milestone and royalty payments we will receive represent royalty and milestone payments due to Supernus from Indevus under the Supernus Agreement. We and Madaus will share the economics of development and commercialization in the countries in the Joint Territory. If either party decides not to pursue development and commercialization of SANCTURA XR in any country in the Joint Territory, the other party has the right to develop and commercialize SANCTURA XR in that country. Madaus is also due a portion of royalties we receive for SANCTURA and SANCTURA XR subject to a minimum of 4% of net sales, which is offsetable by any third royalties owed by us. As of September 30, 2007, no amounts were due Madaus under this agreement for SANCTURA XR. As of September 30, 2007 we had received $0.4 million from Madaus under the Madaus Agreement for SANCTURA XR. The term of the Madaus Agreement for SANCTURA XR extends until the expiration, on a country-by-country basis, of all royalty obligations to us from Madaus which ceases upon the last to expire applicable patent in the Madaus territory. Either party may also terminate this agreement under certain customary conditions of breach.

Supernus

In March 2003, we signed a development and license agreement with Supernus under which Supernus developed SANCTURA XR and granted us exclusive worldwide rights under Supernus-related patents and know-how. The agreement includes ~~potential future development and commercialization milestone~~ payments from us to Supernus, ~~as well as~~ including royalties based on potential future sales of SANCTURA XR as well as potential future development and commercialization milestone payments pertaining to the launch of SANCTURA XR in certain geographic areas as well as the development and commercialization of new formulations. We are responsible for all development costs and the commercialization of SANCTURA XR under this agreement. This agreement continues until the earlier of, in any particular country, (i) the last date on which the manufacture, use or sale of licensed product in such country would infringe a valid claim of a licensed patent in such country but for the license granted by the agreement; or (ii) 12 years from the date of first commercial sale of licensed product in such country. Either party may also terminate this agreement under certain customary conditions of breach or by mutual consent. As of September 30, 3007 we have paid approximately $3.9 million to Supernus pursuant to the agreement.

Helsinn Chemicals SA and Helsinn Advanced Synthesis SA

In November 2006, we entered into the API Supply Agreement with Helsinn Chemicals SA and Helsinn Advanced Synthesis SA (“Helsinn”) (the “Helsinn Agreement”) whereby Helsinn agreed to supply trospium active pharmaceutical ingredient to us. Trospium active pharmaceutical ingredient is used in the production of SANCTURA XR and ALKS 27. The term of the Helsinn Agreement is seven years and contains certain minimum purchase requirements, which cease after we purchase a certain aggregate quantity totaling approximately $10.3 million based on the current supply price. No payments have been made to Helsinn as of September 30, 2007 pursuant to this agreement. This agreement is expected to be assigned to Allergan pursuant to the Allergan Agreement. Either party may also terminate this agreement under certain customary conditions of breach and we may terminate the agreement if regulatory actions prohibit or materially restrict the manufacture, sale or use if the product in the United States.

Catalent Pharma Solutions, Inc.

In September 2007, we entered into a Manufacturing and Supply Agreement with Catalent Pharma Solutions, Inc. (“Catalent”), to manufacture SANCTURA XR bulk capsules and to package them in bottles for sale and blister packages to be used as samples in the U.S. This agreement terminates in September 2012, subject to earlier termination by either party under certain customary conditions of breach. We may terminate this agreement at any time if regulatory actions prohibit or materially restrict the manufacture, sale or use of the product in the United States, subject to a buy-out fee of 50% of the minimum requirement amount for one full requirement year. We have an obligation to purchase annual minimum quantities which ceases after we have purchased ~~a certain~~an aggregate quantity totaling approximately $5.6 million based on the current supply price. Under the Allergan Agreement, Allergan has agreed to purchase the same minimum quantities from us. No payments have been made to Catalent as of September 30, 2007 pursuant to this agreement. We supply to Catalent the active pharmaceutical ingredient used to manufacture the capsules. This agreement is expected to be assigned to Allergan pursuant to the Allergan Agreement.

VANTAS and SUPPRELIN LA

The Population Council

We market our products utilizing the Hydron Implant technology pursuant to our agreement with the Population Council. ~~The~~ Subject to earlier termination by either party under certain customary conditions of breach, the term of the agreement is the shorter of twenty-five years from October 1997 or until the date on which The Population Council receives approximately $40 million in payments from us. We are required to pay to The Population Council 3% of our net sales of VANTAS and any polymer implant containing an LHRH analog. The Population Council is also entitled to receive royalties ranging from 0.5% of net sales to 4% of net sales under certain conditions. The Population Council is entitled to 30% of certain profits and payments in certain territories received by us from the licensing of VANTAS or any other polymer implant containing an LHRH analog and 5% for other implants.

Shire Pharmaceuticals Group plc

We market VANTAS pursuant to a license agreement and a related manufacturing and supply agreement with Shire. Royalties are payable to Shire for ten years from the date of the first commercial sale of VANTAS in November of 2004. We are required to pay Shire approximately 2% of net sales of VANTAS. If we sublicense to another entity in the designated territory, we will pay Shire 20% of royalty income and 20% of any milestone payments we receive, up to a maximum of $5 million, in the case where we will receive a royalty on net sales of 10% or more. This Agreement terminates ten years from the date of the first commercial sale of VANTAS which occurred in November 2004.

In certain circumstances, Shire has an exclusive, irrevocable option, on a country-by-country basis in the designated territory, to exclusively market and distribute VANTAS in each country of the designated territory, other than in the United States. Each marketing and distribution arrangement requested by Shire under its option will have a term of 10 years, subject to earlier termination under conditions of breach or insolvency. Shire has not exercised its right to market VANTAS in any of the countries in which we have entered into a sublicense agreement or received regulatory approval.

NEBIDO

BayerSchering

In July 2005, we licensed exclusive U.S. rights from BayerSchering to market NEBIDO, a long-acting injectable testosterone preparation for the treatment of male hypogonadism (the “BayerSchering Agreement”). We will be responsible for the development and commercialization of NEBIDO in the United States. BayerSchering will be responsible for manufacturing and supplying us with finished product. We agreed to pay to BayerSchering up to $30,000,000 in up-front, regulatory milestone, and commercialization milestone payments, including a $7,500,000 up-front payment paid in August 2005 and a $5,000,000 payment due upon approval by the FDA to market the product. We also agreed to pay to BayerSchering 25% of net sales of NEBIDO to cover both the cost of finished product and royalties. This agreement extends to ten years from the first commercial sale of NEBIDO. Either party may also terminate this agreement under certain customary conditions of breach and BayerSchering may terminate this agreement if there was a change in control of Indevus, as defined in the agreement.

In October 2006, we entered into a supply agreement with BayerSchering under which we finalized terms of our July 2005 license for the manufacture and the supply of NEBIDO from BayerSchering. Pursuant to the terms of this agreement, BayerSchering agreed to manufacture and supply us with all of our requirements for NEBIDO for a supply price based on net sales of NEBIDO. The BayerSchering Agreement (including the supply agreement) contains certain minimum purchase requirements that would commence after the second year of sales of NEBIDO and would be determined after the second year of sales based on a percent of purchases made during such year. ~~In addition, we are obligated to purchase certain~~The minimum quantities we purchase from BayerSchering during the term of this agreement~~, which is~~ are applied against the 25% of net sales owed to BayerSchering pursuant to the BayerSchering Agreement. ~~Both agreements expire~~The supply agreement expires ten years from the first commercial sale of NEBIDO.

DELATESTRYL

Savient

In January 2006, we acquired DELATESTRYL, an injectable testosterone therapy for the treatment of male hypogonadism, from Savient. Under the terms of the acquisition, we are obligated to pay royalties to Savient for three years from January ~~2008~~ 2006 based upon the cumulative net sales of DELATESTRYL. Through September 30, 2007, we have paid approximately $6.4 million to Savient in connection with this arrangement.

VALSTAR

Plantex

We have a supply agreement with Plantex USA Inc. (“Plantex”), whereby Plantex will supply us with the active pharmaceutical ingredient for VALSTAR called Valrubicin. The Agreement will expire ten years after the date of the first commercial sale of VALSTAR provided we receive approval by December 31, 2007. Beginning in the calendar year following the year in which we receive regulatory approval for VALSTAR in the United States, we will have ~~certain~~ annual minimum purchase requirements of $1.0 million. This agreement may be terminated by either party under certain customary conditions of breach, by mutual agreement of the parties, or if Valrubicin is not approved by December 31, 2007.

PRO 2000

Paligent, Inc.

In June 2000, we licensed exclusive, worldwide rights from Paligent, Inc. (formerly HeavenlyDoor.com and Procept, Inc.) to develop and market PRO 2000, in exchange for an up-front payment, future milestone payments, and royalties on net sales. In April 2003, we amended the terms of the PRO 2000 licensing agreement and purchased all rights to PRO 2000. We are responsible for all remaining development and commercialization activities for PRO 2000.

MRC

In July 2005, we entered into the Collaborative Research and Licensing Agreement with the MRC, an agency of the United Kingdom. In exchange for the right to have PRO 2000 included in the MRC’s approximately 10,000 person Phase III clinical trial studying the prevention of the transmission of HIV and other sexually-transmitted diseases to be conducted primarily in Africa and India and the right to use the results of this trial, we agreed to grant to the MRC a non-exclusive license to PRO 2000 solely for its use in the Phase III trial and also to supply, at no cost to the MRC, all PRO 2000 and placebo required for the Phase III trial. The MRC will be responsible for all other trial costs. Additionally, we agreed to make PRO 2000 available in developing countries with high need under a license agreement to be negotiated in good faith, or to supply to the MRC PRO 2000 to be distributed in these developing countries at our cost plus a markup pursuant to a supply agreement to be negotiated. We will pay the MRC a minimal royalty on sales of PRO 2000 in developed countries. The term of this agreement will extend to ten years from the date of first commercial sale in a developed country.

HYDRON TECHNOLOGY

In November 1989, GP Strategies Corporation (“GP Strategies”), then known as National Patent Development Corporation, entered into an agreement (the “Hydron Agreement”) with Dento-Med Industries, Inc., now known as Hydron Technologies, Inc. In June 2000, Valera entered into a contribution agreement with GP Strategies, pursuant to which Valera acquired the assets of GP Strategies’ drug delivery business, including all intellectual property, the Hydron Agreement, and certain other agreements with The Population Council, Inc. and Shire US, Inc.

Pursuant to the Hydron Agreement, we have the exclusive right to manufacture, sell or distribute any prescription drug or medical device and certain other products made with the Hydron polymer, while Hydron Technologies was granted an exclusive, worldwide license to manufacture, market or use products composed of, or produced with the use of, the Hydron polymer in certain consumer and oral health fields. Neither party is prohibited from manufacturing, exploiting, using or transferring the rights to any new non-prescription drug product containing the Hydron polymer, subject to certain exceptions, for limited exclusivity periods. Subject to certain conditions and exceptions, we are obligated to supply certain types of Hydron polymers if Hydron Technologies elects to purchase them from us. In the event we withdraw from the business of manufacturing the Hydron polymer, we will assign all of our right and interest in the Hydron trademark to Hydron Technologies. The agreement continues indefinitely, unless terminated earlier by the parties. Each party may owe royalties up to 5% to the other party on certain products under certain conditions.

IP 751

Manhattan Pharmaceuticals

In June 2002, we licensed exclusive, worldwide rights to IP 751 from Manhattan Pharmaceuticals, Inc. (formerly known as Atlantic Technology Ventures, Inc.) (“Manhattan”), in exchange for an up-front licensing payment, potential development milestones and royalty payments. In August 2003, we terminated the license and acquired from Manhattan all its intellectual property rights to IP 751 in exchange for a combination of cash and equity payments from us to Manhattan. In August 2003, we also entered into an agreement with Sumner Burstein, Ph.D., the owner of certain intellectual property rights related to IP 751 under which Dr. Burstein granted to us an exclusive, worldwide license to these rights in exchange for up-front~~, milestone~~ payments and other consideration totaling approximately $4.3 million, of which approximately $3.6 million pertains to potential future milestone payments, as well as potential future royalty payments~~.~~ on product sales, if any. The term of the Burstein License continues in effect on a country-by-country basis until the expiration of the last to expire Burstein patent in such country, subject to earlier termination in the event of breach by a party.

Cervelo

In October 2007, we licensed our worldwide rights to IP 751 to Cervelo and received an upfront payment of $1,000,000. In addition, we could receive further payments based on regulatory and commercial achievements aggregating approximately $37 million, and royalties based upon net sales. Cervelo is responsible for the development and marketing of IP 751. This agreement will terminate ten years after first commercial sale on a country-by-country basis. This agreement may be terminated by either party under certain customary conditions of breach and by Cervelo upon six months notice to us.

Pagoclone

In February 1994, we licensed from Rhone-Poulenc Rorer, S.A., now sanofi-aventis, (“Aventis”), exclusive, worldwide rights for the manufacture, use and sale of pagoclone under patent rights and know-how related to the drug, except that we granted Aventis an option to sublicense from us, under certain conditions, rights to market pagoclone in France. In exchange, we paid Aventis a license fee and agreed to make milestone payments based on clinical and regulatory developments, and to pay royalties based on net sales through the expiration of the composition of matter patent. If sublicensed by us, we would pay to Aventis a portion of receipts from the sublicensee in lieu of payments. Under the terms of our agreement with Aventis, we are responsible for all costs of developing, manufacturing, and marketing pagoclone. This agreement expires with respect to each country upon the last to expire applicable patent. Additionally either party may also terminate this agreement under certain customary conditions of breach. Through September 30, 2007 we have paid approximately $3.8 million pursuant to this agreement. We would owe an additional $5.5 million if we successfully achieve remaining development milestones, as well as royalties on net sales or a percentage of royalties we receive if the product is sublicensed.

Aminocandin

Aventis

We licensed exclusive, worldwide rights to aminocandin from Aventis in April 2003 (the “Aminocandin Agreement”). In exchange for these rights and for Aventis’ inventory of aminocandin, we made an up-front payment to Aventis and are obligated to pay potential milestone payments and royalties on future sales.

Novexel

In December 2006, we licensed our know-how related to aminocandin to Novexel (the “Novexel Agreement”) for an up-front payment and potential future development and sales milestones aggregating approximately $44.5 million for injectable and oral formulations of the product, and royalties on net sales ~~(the “Novexel Agreement”) and~~. Aventis assigned the Aminocandin Agreement to Novexel. Effective as of the date of the Novexel Agreement, we entered into a termination agreement with Novexel terminating the Aminocandin Agreement. Pursuant to the Novexel Agreement, Novexel now is responsible for all future development, manufacturing, marketing and financial obligations relating to aminocandin. The Novexel Agreement will terminate on a country-by-country basis, at the later of the last to expire Novexel patent relating to aminocandin existing as of the date of the agreement or ten years from the first commercial sale of the product. Either party may terminate the Novexel Agreement upon certain customary conditions of breach. Also, Novexel may terminate the agreement following certain notice periods, (a) upon the occurrence of a material adverse change relating to the compound or product, or (b) after the earlier of (i) the commencement of the first Phase II clinical trial for the compound or product, or (ii) fifteen months after the date of the agreement.

Sarafem

Lilly

In June 1997, we entered into an agreement with Lilly, under which we sublicensed to Lilly exclusive, worldwide rights under a Massachusetts Institute of Technology (“MIT”) patent that was licensed exclusively by MIT to us and which is directed to the use of fluoxetine to treat certain conditions and symptoms associated with PMS. In July 2000, Lilly received approval for fluoxetine, which is marketed under the trade name Sarafem, to treat a severe form of PMS. We will receive royalties on net sales of Sarafem until the expiration of our patent related to Sarafem. In January 2003, Galen Holdings PLC acquired the sales and marketing rights to Sarafem from Lilly. Through September, 30, 2007, we have received approximately $19 million from Lilly and paid approximately $3.6 million of this amount to MIT. We believe royalties will cease in fiscal 2008.

ALKS 27

Alkermes

In January 2007, we announced our joint collaboration with Alkermes for the development of ALKS 27, an inhaled formulation of trospium chloride for the treatment of COPD using Alkermes’ proprietary AIR® pulmonary delivery system. Pursuant to the collaboration agreement, we and Alkermes share equally in all costs of the development and commercialization of ALKS 27 on a worldwide basis. Alkermes performs all formulation work and manufacturing. Indevus conducts the clinical development program. This agreement will continue in effect until both parties have met to review the results of the feasibility study and decide whether to continue development and enter into a new collaboration agreement, seek a commercialization partner or terminate the agreement. Certain provisions apply if either one party does not wish to continue. Also, either party may terminate this agreement under certain customary conditions of breach. We currently anticipate obtaining a partner jointly with Alkermes for the future development and commercialization of ALKS 27.

EXHIBIT 4

Analysis of Cash Flows

Net cash used in operating activities

Fiscal 2007. Our primary source of funds was related to SANCTURA and the Esprit Agreement. We received $59.9 million from Esprit related to milestones in fiscal 2007, $49.9 million related to FDA approval of SANCTURA XR and $10 million related to submission of the SANCTURA NDA to the FDA. In addition, we received approximately $11 million of royalties and $9 million for sales force reimbursement from Esprit. Cash was expended primarily in the normal operations of our Company by the various functions as represented in the statement of operations. Net cash used in operating activities in the twelve month period ended September 30, 2007 of $8,717,000 consisted primarily of the net loss of $103,826,000 offset primarily by (i) a noncash charge of $50,000,000 for acquired IPR&D pursuant to the Valera acquisition, (ii) a $30,887,000 increase in deferred revenue from milestone payments ~~of $49,900,000 and $10,000,000~~ from Esprit described above, offset by amortization thereon, and (iii) $9,135,000 of noncash stock-based compensation, depreciation and amortization.

Fiscal 2006. Net cash used in operating activities in the twelve month period ended September 30, 2006 of $61,699,000 consisted primarily of the net loss of $50,554,000. Contributing to cash used in operating activities is a $14,834,000 decrease of deferred revenue consisting primarily of $13,417,000 of amortization into contract and license fee revenue and $1,434,000 recognized as product revenue for shipments of SANCTURA to our marketing partner. Also contributing to cash used in operating activities is a $3,950,000 increase in inventories, consisting of $4,921,000 related to DELATESTRYL purchased in fiscal 2006, less $971,000 related to SANCTURA inventory sold in fiscal 2006. Partially offsetting these uses of cash in operating activities is noncash compensation of $4,535,000 related to stock compensation expense pursuant to our adoption of SFAS 123R.

Cash used in operations decreased $ 52,982,000 from $61,699,000 in fiscal 2006 to $8,717,000 in fiscal 2007. Net loss increased $53,272,000 in fiscal 2007 from fiscal 2006 as described in Results of Operations. Significantly offsetting this increase in loss is a noncash charge of $50,000,000 for acquired in-process research and development related to our acquisition of Valera in fiscal 2007. Also, the change in deferred revenue between fiscal 2006 and 2007 resulted in an improvement in cash used in operations of $45,721,000 because there was a substantial increase in deferred revenue from receipts in fiscal 2007 and no material receipts in fiscal 2006.

Net cash provided by investing activities

Fiscal 2007. Net cash provided by investing activities of $7,977,000 is primarily comprised of (i) net proceeds from maturities and sales of marketable securities of $5,956,000 which represents a transfer of funds from marketable securities to cash and cash equivalents and (ii) cash acquired, net of business acquisition costs, of $3,372,000 related to the Valera acquisition.

Fiscal 2006. Net cash provided by investing activities of $9,943,000 is primarily comprised of net proceeds from maturities and sales of marketable securities of $10,167,000.

The reduction in cash provided by investing activities of $1,966,000 from $9,943,000 in fiscal 2006 to $7,977,000 in fiscal 2007 is due primarily to a reduction of $4,208,000 of cash provided from net proceeds from maturities and sales of marketable securities which represents a transfer of funds from marketable securities to cash and cash equivalents offset by $3,372,000 of cash acquired in the Valera Acquisition.

Net cash provided by financing activities

Fiscal 2007. Net cash provided by financing activities of $1,713,000 is the result of common stock issued from exercises of stock options and employee participation in our employee stock purchase plan. We cannot predict if or when stock options will be exercised in the future.

Fiscal 2006. Net cash provided by financing activities of $36,827,000 primarily resulted from our July 2006 public issuance of common stock.

The reduction in cash provided by financing activities of $35,114,000 from $36,827,000 in fiscal 2006 to $1,713,000 in fiscal 2007 is primarily due to the fact that there was no stock offering in fiscal 2007.

EXHIBIT 7/8

B. Summary of Significant Accounting Policies

Revenue Recognition: Product revenue consists primarily of revenues from sales of products, royalties, and reimbursements for royalties owed by the Company. Royalty revenue consists of payments received from licensees for a portion of sales proceeds from products that utilize the Company’s licensed technologies and are generally reported to the Company in a royalty report on a specified periodic basis. Royalty revenue is recognized in the period in which the sales of the product or technology occurred on which the royalties are based. If the royalty report for such period is received subsequent to the time when the Company is required to report its results on Form 10-Q or Form 10-K and the amount of the royalties earned is not estimable, royalty revenue is not recognized until a subsequent accounting period when the royalty report is received and when the amount of and basis for such royalty payments are reported to the Company in accurate and appropriate form and in accordance with the related license agreement.

The Company records sales of product as product revenue upon the later of shipment or as title passes to its customer. Sales of VANTAS and DELATESTRYL are reflected net of reserves for returns and allowances. For SUPPRELIN LA, where chargebacks, insurance reimbursement and refunds cannot be reasonably estimated, revenue is deferred until such amounts are known.

Contract and license fee revenue consists of sales force subsidies, and grants from agencies supporting research and development activities, and revenue from contractual initial and milestone payments received from partners, including amortization of deferred revenue from contractual payments.

The Company’s business strategy includes entering into collaborative license, development or co-promotion agreements with strategic partners for the development and commercialization of the Company’s products or product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of certain milestones and royalties on net product sales. Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement. In multiple element arrangements where the Company has continuing performance obligations, license fees are recognized together with any up-front payment over the term of the arrangement as the Company completes its performance obligations, unless the delivered technology has stand alone value to the customer and there is objective and reliable evidence of fair value of the undelivered elements in the arrangement. The Company records such revenue as contract and license fee revenue.

Revenues from milestone payments related to arrangements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-

refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. Determination as to whether a milestone meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as the Company completes its performance obligations. Revenues from milestone payments related to arrangements under which the Company has no continuing performance obligations are recognized upon achievement of the related milestone. The Company records such revenue as contract and license fee revenue.

~~Under the SANCTURA Agreement, the initial and subsequent milestone payments, once earned, are recognized as contract and license fee revenue using the Contingency-Adjusted Performance Model. Under this model, when a milestone is earned, revenue is immediately recognized on a pro-rata basis in the period the Company achieves the milestone based on the time elapsed from inception of the SANCTURA Agreement to the time the milestone is earned over the estimated duration of the SANCTURA Agreement. Thereafter, the remaining portion of the milestone payment is recognized on a straight-line basis over the remaining estimated duration of the SANCTURA Agreement.~~

Multiple element arrangements are evaluated pursuant to Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Pursuant to EITF 00-21, in multiple element arrangements where we have continuing performance obligations, contract, milestone and license fees are recognized together with any up-front payments over the term of the arrangement as the Company completes its performance obligation, unless the delivered technology has stand alone value to the customer and there is objective, reliable evidence of fair value of the undelivered ~~element~~ elements in the arrangement. In the case of an arrangement where it is determined there is a single unit of accounting, all cash flows from the arrangement are considered in the determination of ~~all~~ revenue to be recognized. Certain multiple element arrangements include provisions for the Company to participate on various committees, such as steering committees, development committees, and commercialization committees. [Item 7] If the Company is involved in a steering, development or commercialization committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the Company assesses whether its involvement constitutes a performance obligation or a right to participate. Committee services that are determined to be performance obligations are combined with other research service obligations or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations. Additionally, pursuant to the guidance of Securities and Exchange Commission Bulletin (“SAB”) No. 104, unless evidence suggests otherwise, revenue from consideration received is recognized on a straight-line basis over the expected term of the arrangements.

Cash received in advance of revenue recognition is recorded as deferred revenue. [Item 8] Amounts received for purchases of product are recognized as revenue pursuant to the revenue recognition policy upon the later of shipment or as title passes to the customer. Amounts received pursuant to multiple element arrangements are recognized as contract and license fee revenue pursuant to an appropriate systematic revenue recognition model, over the term of the performance obligations.

[The following was included above in the 2007 Form 10-K and has been moved here with regard to this pro forma disclosure] Under the SANCTURA Agreement, the initial and subsequent milestone payments reflected as deferred revenue when the Company had a contractual right to receive such payments, once earned, are recognized as contract and license fee revenue using the Contingency-Adjusted Performance Model. Under this model, when a milestone is earned, revenue is immediately recognized on a pro-rata basis in the period the Company achieves the milestone based on the time elapsed from inception of the SANCTURA Agreement to the time the milestone is earned over the estimated duration of the SANCTURA Agreement. Thereafter, the remaining portion of the milestone payment is recognized on a straight-line basis over the remaining estimated duration of the SANCTURA Agreement.

EXHIBIT 9

Q. Product Agreements

SANCTURA and SANCTURA XR.

Madaus SANCTURA XR: In November 2006, the Company entered into (i) a License and Supply Agreement and (ii) an amendment to its original license agreement with Madaus (collectively, the “Madaus Agreements”). Under the Madaus Agreements, we agreed to (a) purchase from Madaus all required trospium active pharmaceutical ingredient through November 2007 (b) license Madaus the rights to sell SANCTURA XR in all countries outside of the United States (the “Madaus Territory”) except Canada, Japan, Korea and China (the “Joint Territory”), (c) pay to Madaus a fee based on the number of capsules of SANCTURA XR sold by the Company in the U.S. through the earlier of August 23, 2014 or upon generic formulations achieving a predetermined market share, (d) supply SANCTURA XR to Madaus for a specified period of time (e) provide development committee support for a defined period and (f) provide future know-how to Madaus.

In exchange, Madaus (a) waived all rights to manufacture SANCTURA XR, (b) will purchase SANCTURA XR from the Company at cost plus a fee based on the number of SANCTURA XR capsules sold by them in the Madaus Territory and (c) will make payments upon the achievement of certain commercial milestones and royalties based on future sales of SANCTURA XR in the Madaus Territory. Certain of the milestone and royalty payments will represent royalty and milestone payments due to Supernus from Indevus under the Supernus Agreement. The Company and Madaus will share the economics of development and commercialization in the countries in the Joint Territory. If either party decides not to pursue development and commercialization of SANCTURA XR in any country in the Joint Territory, the other party has the right to develop and commercialize SANCTURA XR in that country.

The Madaus Agreements have been combined for accounting purposes and the Company evaluated the multiple deliverables in accordance with the provisions of EITF 00-21. As the Company was unable to determine the stand alone value of the delivered items and obtain verifiable objective evidence to for the fair value of the undelivered elements, the Company concluded there was a single unit of accounting.

The Company is currently unable to determine the term of its performance obligation to provide future know-how under the Madaus Agreements.

Payments received in advance of revenue recorded will be recorded as deferred revenue until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under EITF 00-21 ~~or~~ , (ii) after the Company has fulfilled all of its contractual obligations under the arrangement or (iii) when the Company is able to reasonably determine the performance period of its obligations.

In addition, we will evaluate payments made by us to Madaus in accordance with the provisions of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, to determine whether future payments to Madaus will be recognized as a reduction of revenue or a cost of sales.

If either party decides to pursue development and commercialization of SANCTURA XR in any country in the Joint Territory, the other party has the option to share in such development and commercialization.